
SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002


03025887

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission File No. 1-12590

GABLES RESIDENTIAL TRUST
401 (K) PLAN
(Full Title of the Plan)

GABLES RESIDENTIAL TRUST
777 Yamato Road
Suite 510
Boca Raton, FL 33431

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

GABLES RESIDENTIAL TRUST 401 (K) PLAN
FORM 11-K
December 31, 2002

TABLE OF CONTENTS

Deloitte & Touche LLP
Suite 1500
191 Peachtree St., NE
Atlanta, Georgia 30303-1924

Tel: (404) 220-1500
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of
Gables Residential Trust:

We have audited the accompanying statements of net assets available for benefits of the Gables Residential Trust 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2003

GABLES RESIDENTIAL TRUST
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS -		
Investments	$ 10,774,942	$ 11,701,802
Receivables:		
Participant contributions	51,456	51,613
Employer contributions	16,070	14,889
Total receivables	67,526	66,502
Total assets	10,842,468	11,768,304
LIABILITIES -		
Excess contributions payable	22,835	27,993
NET ASSETS AVAILABLE FOR BENEFITS	$ 10,819,633	$ 11,740,311

See notes to financial statements.

GABLES RESIDENTIAL TRUST
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Investment income:		
Interest and dividends	$ 301,497	$ 380,252
Total investment income	301,497	380,252
Contributions:		
Participant	1,980,017	1,798,746
Employer	543,988	436,619
Rollovers from other qualified plans	155,439	76,736
Total contributions	2,679,444	2,312,101
Total additions	2,980,941	2,692,353
DEDUCTIONS:		
Net depreciation in fair value of investments	(2,178,248)	(2,612,180)
Benefits paid to participants	(1,723,371)	(819,696)
Total deductions	(3,901,619)	(3,431,876)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(920,678)	(739,523)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	11,740,311	12,479,834
End of year	$ 10,819,633	$ 11,740,311

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the Gables Residential Trust 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General - The Plan is a defined contribution retirement plan which became effective January 25, 1994 and was established by Gables Residential Trust (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Through December 31, 2001, all employees of the Company were eligible to participate in the Plan on the first entry date (January 1 or July 1) following the date on which the employee had attained the age of 21 and had completed one year of service, as defined in the Plan document. Effective January 1, 2002, the Plan was amended to provide eligibility to all employees of the Company to participate in the Plan on the first entry date (January 1, April 1, July 1, or October 1) following the date on which the employee has attained age 18 and completed three months of service, as defined in the Plan document.

Plan Administration - Under a trust agreement dated January 25, 1994, as amended and effective January 1, 1997, Putnam Fiduciary Trust Company (the "Trustee") was appointed trustee for the Plan.

Contributions - Through March 31, 2002, eligible employees could contribute an amount up to 15% of compensation, as defined by the Plan document, subject to certain limitations under the Code. Effective April 1, 2002, the Plan was amended to allow employees to contribute an amount up to 25% of compensation, as defined by the Plan document, subject to certain limitations under the Code. The Company currently provides a matching contribution equal to 50% of each participant's elective deferrals up to the first 4% of each participant's compensation. The total maximum allowable contribution to the Plan under the Code from employee sources was $11,000 and $10,500 for 2002 and 2001, respectively.

Vesting - Participants are fully vested in their contributions and the earnings thereon. Participants are fully vested in employer matching contributions after three years of service. Employer matching contributions become fully vested upon a participant's death. Nonvested portions of Company contributions are forfeited as of an employee's termination date and are used to reduce future Company matching contributions. Forfeitures totaled $17,724 and $65,726 for the years ended December 31, 2002 and 2001, respectively.

Participant Notes Receivable - Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the participant loan fund. A loan is repayable through payroll deductions over a period of no more than five years, unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The interest rates for loans issued during the years ended December 31, 2002 and 2001 ranged from 5.25% to 5.75% and 6.0% to 9.5%, respectively. The interest rates for all loans outstanding as of December 31, 2002 ranged from 5.25% to 10.5%.

Benefits - Normal retirement benefits for participants under the Plan begin at age 65. Also, participants can elect to withdraw all or a portion of their vested account balance upon reaching age 59 1/2.

Upon termination of service due to death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) may elect to receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings in one of the following forms of distributions: a lump-sum payment in cash; installment payments from the participant's account balance in cash over a period of years in accordance with Internal Revenue Service regulations; or a distribution from the Gables Residential Trust Stock Fund in whole shares of stock and the remainder paid in cash.

Participant Accounts - Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income. Such Plan income is allocated ratably based on each participant's account balance in a particular fund. The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

Investment Options - Participants may change their investment elections at any time. Under the terms of the Plan, employer matching contributions are invested in the same funds at the same percentages as chosen by the participant for their own contributions.

As of December 31, 2002, participants were able to direct their contributions and any related earnings into the 17 investment options listed below. A brief description of each of these investment options, based on the fund's prospectus, is as follows:

Gables Residential Trust Stock Fund - This fund consists of Gables Residential Trust common stock. Participants may elect to invest up to a maximum of 25% of their current account balances as well as 25% of any future salary deferral and employer contributions in Gables Residential Trust common stock.

Putnam Voyager Fund - Seeks maximum capital appreciation. Invests primarily in common stocks of companies that have potential for capital appreciation that is significantly greater than that of the market averages, generally securities of large and medium-sized companies.

The George Putnam Fund of Boston - A balanced investment fund that invests in stocks and corporate and government bonds, providing a balanced way to pursue long-term rewards.

Putnam Asset Allocation: Growth Portfolio - A lifestyle asset allocation portfolio that seeks to provide capital appreciation, with current income as a secondary goal.

Putnam International Growth Fund - Seeks maximum capital appreciation and invests primarily in a diversified portfolio of equity securities of companies located outside the United States. The investment style includes strategic country weighting decisions, bottom-up stock selection, and occasional defensive currency hedging.

Putnam Stable Value Fund ("Stable Value Fund") - Seeks current income and stability of principal through a collective investment trust consisting primarily of high-quality annuity (or similar) investment contracts issued by insurance companies, banks, or similar financial institutions.

Putnam Asset Allocation: Balanced Portfolio - This fund is designed for the investor who is willing to accept a moderate level of risk in a portfolio balanced between stocks and bonds.

Putnam S&P 500 Index Fund - This fund seeks a return that closely approximates the return of the S&P 500 Index, which is an indicator of U.S. stock market performance. The fund is a passively managed portfolio, investing in common-stock securities that seek to approximate the performance of the S&P 500 Index.

Putnam Asset Allocation: Conservative Portfolio - This fund is designed to meet the needs of more conservative investors. The portfolio is designed to preserve principal and have limited exposure to stocks that keep pace with inflation.

Lord Abbett Mid-Cap Value Fund - This fund seeks long-term capital appreciation by investing in stocks of medium-sized companies believed to be under-valued in the marketplace.

Waddell & Reed Advisors Fund Small Cap - Seeks growth of capital by investing in both foreign and domestic equity securities of small companies. The fund invests all or a portion of its assets in small to medium-sized companies.

Royce Special Equity Fund - Seeks long-term growth of capital by investing in equity securities of small and micro-cap companies believed to be under-valued in the marketplace. The fund invests all or a portion of its assets in small to medium-sized companies.

PIMCO Total Return Fund - This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis, while maintaining overall risk similar to the Index.

Putnam International Voyager Fund - Seeks long-term capital appreciation by investing mainly in a diversified portfolio of stocks of small to medium-sized companies located outside the United States.

Putnam Equity Income Fund - Seeks current income, with capital growth as a secondary goal, by investing mainly in stocks that have the potential to consistently pay above-average dividends as well as the potential to grow in value over time.

Delaware REIT Fund - Seeks maximum long-term total return. The fund concentrates its investments in real estate in one region or sector and involves more risk than a fund that invests more broadly.

One Group Mid Cap Growth Fund - This fund seeks growth of capital and current income by investing primarily in equity securities. The fund invests in securities of mid-cap companies that have the potential to produce above-average earnings growth per share over a one-to-three year period.

Participants were able to direct their contributions and any related earnings into the three investment options listed below through November 1, 2002. Subsequent to November 1, 2002, participants can no longer direct contributions or transfer balances into these three funds. A brief description of each of these investment options, based on the fund's prospectus, is as follows:

Putnam OTC and Emerging Growth Fund - Seeks maximum capital appreciation. The fund invests primarily in common stocks of small to medium-sized emerging growth companies that fund management believes have potential for earnings growth significantly higher than the corporate averages.

Putnam Diversified Income Trust - Seeks current income. Investments are allocated among three sectors of the fixed-income securities markets: (1) U.S. government sector, consisting primarily of debt obligations of the U.S. government and its agencies; (2) High yield sector, consisting of higher-yielding, lower-rated, higher-risk U.S. and foreign fixed-income and lower-rated securities; and (3) International sector, consisting of obligations of foreign governments and their agencies, other fixed-income securities denominated in foreign currencies, and related options and futures.

Putnam Investors Fund - This fund invests in attractively priced stocks of well-established companies that provide the opportunities for growth over the long term. The fund management strives to focus on stocks that should retain more of their value in a down market than would the stocks of smaller, more aggressively oriented companies. The Putnam Investors Fund may also purchase convertible bonds, convertible preferred stocks, and debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are presented using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Valuation - The mutual funds of the Plan consist of publicly traded marketable securities that are stated at fair value. The Company's stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates market value.

The Plan follows Statement of Position ("SOP") No. 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans*, which specifies the accounting for investment contracts issued by either an insurance enterprise or other entity.

The Stable Value Fund is a collective investment trust offered as an investment by the Plan. The Stable Value Fund invests mainly in Guaranteed Investment Contracts and security backed investments "wrapped" by insurance companies, banks, and other financial institutions. The Stable Value Fund maintains the contributions from participants in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value Fund is fully benefit-responsive and, in accordance with SOP No. 94-4, is recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus accrued interest, less withdrawals. The average crediting interest rate was approximately 4.7% and 5.0% for 2002 and 2001, respectively.

Administrative Expenses - The Company pays all administrative expenses of the Plan on behalf of the Plan, and the Plan is not obligated to reimburse such expenses to the Company.

Payments of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

The market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
Putnam Voyager Fund, 156,010 and 164,028 shares, respectively	$ 1,982,886	$ 2,837,685
The George Putnam Fund of Boston, 94,069 and 86,429 shares, respectively	1,392,225	1,446,820
Putnam Asset Allocation: Growth Portfolio, 175,377 and 154,500 shares, respectively	1,388,990	1,478,562
Putnam International Growth Fund, 76,419 and 80,903 shares, respectively	1,254,041	1,603,496
Putnam Stable Value Fund, 1,109,783 and 840,440 shares, respectively	1,109,783	840,440
Putnam OTC and Emerging Growth Fund, 184,078 and 199,483 shares, respectively	927,754	1,496,122
Gables Residential Trust Stock Fund, 35,020 and 24,611 shares, respectively	873,042	728,496
Participant Loan Fund	690,466	615,637

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $2,178,248 and $2,612,180, respectively, as follows:

	2002	2001
Mutual funds	$ (2,037,072)	$ (2,645,320)
Gables Residential Trust Stock Fund	(141,176)	33,140
	$ (2,178,248)	$ (2,612,180)

4. EXCESS CONTRIBUTIONS PAYABLE

Excess contributions are refunded to participants subsequent to year-end as such contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $22,835 and $27,993 has been reflected in the statements of net assets available for benefits as of December 31, 2002 and 2001, respectively.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 19, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances, and the assets of the Plan will be distributed to the participants in accordance with the Plan provisions.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Amounts payable to or for participants, dependents, and beneficiaries are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid or received as of that date. There were no such transactions at December 31, 2002 and 2001; therefore, there are no reconciling items between the Form 5500 and the financial statements.

9. SUBSEQUENT EVENT (Unaudited)

On April 1, 2003, the H.G. Smithy 401(k) Plan was merged into the Gables Residential Trust 401(k) Plan. H.G. Smithy was acquired by Gables Residential Trust on May 23, 2001.

SUPPLEMENTAL SCHEDULE

(See Independent Auditors' Report)

GABLES RESIDENTIAL TRUST
401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2002

(a)	Identity of Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		STOCKS:		
*	Gables Residential Trust	Gables Residential Trust Stock Fund, 35,020 shares, $0.01 per share par value	**	$ 873,042
		MUTUAL FUNDS:		
*	Putnam	Putnam Voyager Fund, 156,010 shares	**	1,982,886
*	Putnam	The George Putnam Fund of Boston, 94,069 shares	**	1,392,225
*	Putnam	Putnam Asset Allocation: Growth Portfolio, 175,377 shares	**	1,388,990
*	Putnam	Putnam International Growth Fund, 76,419 shares	**	1,254,041
*	Putnam	Putnam Stable Value Fund, 1,109,783 shares	**	1,109,783
*	Putnam	Putnam OTC and Emerging Growth Fund, 184,078 shares	**	927,754
*	Putnam	Putnam Diversified Income Trust, 43,826 shares	**	400,574
*	Putnam	Putnam Asset Allocation: Balanced Portfolio, 24,982 shares	**	208,857
*	Putnam	Putnam Investors Fund, 22,047 shares	**	194,016
*	Putnam	Putnam S&P 500 Index Fund, 5,387 shares	**	116,577
*	Putnam	Putnam Asset Allocation: Conversative Portfolio, 7,331 shares	**	58,210
	Lord Abbett	Lord Abbett Mid-Cap Value Fund, 3,026 shares	**	46,570
	Waddell & Reed	Waddell & Reed Advisors Fund Small Cap, 4,877 shares	**	42,479
	Royce Fund Series	Royce Special Equity Fund, 1,615 shares	**	22,995
	PIMCO	PIMCO Total Return Fund, 2,107 shares	**	22,487
*	Putnam	Putnam International Voyager Fund, 1,392 shares	**	19,316
*	Putnam	Putnam Equity Income Fund, 1,530 shares	**	19,310
	Delaware	Delaware REIT Fund, 190 shares	**	2,733
	One Group Dealer Series	One Group Mid Cap Growth Fund, 100 shares	**	1,631
		OTHER:		
*	Participant notes receivables	Participant Loan Fund, rates ranges from 5.25% to 10.50% maturities up to 120 months	**	690,466
				$ 10,774,942

* Column (a) indicates each identified person/entity known to be a party in interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Investment Committee of the undersigned plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GABLES RESIDENTIAL TRUST
401 (K) PLAN

Date: June 26, 2003

By: 

Marvin R. Banks, Jr.
Chairman, Investment Committee of the Plan

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Independent Auditors' Consent

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-00618 of Gables Residential Trust on Form S-8 of our report dated June 25, 2003, appearing in this Annual Report on Form 11-K of Gables Residential Trust 401(k) Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Atlanta, Georgia
June 25, 2003